                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. ___)*

                    STRUCTURAL DYNAMICS RESEARCH CORPORATION
                                (Name of Issuer)

                  CLASS A COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   863555108
                                 (CUSIP Number)

                             D. Gilbert Friedlander
              Senior Vice President, General Counsel and Secretary
                      Electronic Data Systems Corporation
                               5400 Legacy Drive
                               Plano, Texas 75024
                                 (972) 604-6000

                                    copy to:

                                Andrew M. Baker
                               Baker Botts L.L.P.
                          2001 Ross Avenue, Suite 700
                              Dallas, Texas 75201
                                 (214) 953-6500

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 23, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO.   863555108                                            Page 2 of 12
           -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS        Electronic Data Systems Corporation
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). 75-2548221

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
        WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,593,066 shares (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,309,615 shares (2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,593,066 shares (1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        4,902,681 shares (1) and (2)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        12.4% (3)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
        CO
------------------------------------------------------------------------------

CUSIP NO. 863555108                SCHEDULE 13D                    Page 3 of 12

(1) 3,593,066 shares of Class A Common Stock, no par value per share ("SDRC Common Stock"), of Structural Dynamics Research Corporation, an Ohio corporation ("SDRC"), covered by this Schedule 13D are purchasable by Electronic Data Systems Corporation, a Delaware corporation ("EDS"), upon exercise of an option granted to EDS as of May 23, 2001 (the "Option"), and described in Items 3 and 4 of this Schedule 13D. Prior to the exercise of the Option, EDS is not entitled to any rights as a shareholder of SDRC as to the shares of SDRC Common Stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. EDS expressly disclaims beneficial ownership of any of the shares of SDRC Common Stock that are purchasable by EDS upon exercise of the Option until such time as EDS purchases any such shares of SDRC Common Stock upon any such exercise.

(2) 1,309,615 shares of SDRC Common Stock, including 1,140,284 shares that the holders have a right to acquire within 60 days through the exercise of stock options, covered by this Schedule 13D are subject to a Voting Agreement (the "Voting Agreement") entered into by certain shareholders of SDRC with EDS pursuant to which each such shareholder has agreed to vote all of the shares of SDRC Common Stock beneficially owned by him or her in his or her individual capacity in favor of the proposed merger of Emerald Acquisition Corporation I, an Ohio corporation and newly formed wholly-owned direct subsidiary of EDS, with and into SDRC (as described in Items 3 and 4 of this Schedule 13D). EDS expressly disclaims beneficial ownership of any of the shares of SDRC Common Stock covered by the Voting Agreement.

(3)  After giving effect to the exercise in full of the Option.

CUSIP NO. 863555108                SCHEDULE 13D                    Page 4 of 12

Item 1.   SECURITY AND ISSUER

          This statement on Schedule 13D (the "Schedule 13D") relates to the Class A Common Stock, no par value per share (the "Shares" or the SDRC Common Stock"), of Structural Dynamics Research Corporation, an Ohio corporation ("SDRC"). The principal executive office of SDRC is located at 2000 Eastman Drive, Milford, Ohio 45150.

Item 2.   IDENTITY AND BACKGROUND

          (a)-(c) and (f) This Schedule 13D is filed by Electronic Data Systems Corporation, a Delaware corporation ("EDS"). The address of the principal business and principal office of EDS is 5400 Legacy Drive, Plano, Texas 75024. EDS is a leading global services company that provides strategy implementation and hosting for clients managing the business and technological complexities of the digital economy.

          As a result of entering into the Voting Agreement described in Items 3 and 4 below, EDS may be deemed to have formed a "group" with each of the Shareholders (as defined in Item 3 below) for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), and Rule 13d-5(b)(1) thereunder. EDS expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

          To the best of EDS's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each director and executive officer of EDS, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is set forth in
          Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

          (d)-(e) During the last five years, neither EDS nor, to the best knowledge of EDS, any of the directors or executive officers of EDS, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          EDS entered into an Agreement and Plan of Merger dated as of May 23, 2001 by and among EDS, Emerald Acquisition Corporation I, an Ohio corporation and newly formed wholly-owned subsidiary of EDS ("Merger Sub"), and SDRC (the "Merger Agreement"), providing for the merger (the "Merger") of Merger Sub with and into SDRC with SDRC being the surviving corporation, pursuant to which each outstanding Share will be converted into the right to receive $25.00 in cash. The Merger is subject to the approval of the Merger and the Merger Agreement by SDRC's shareholders, the expiration of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

CUSIP NO. 863555108                SCHEDULE 13D                    Page 5 of 12

          As an inducement for EDS to enter into the Merger Agreement and in consideration thereof, SDRC granted to EDS an option (the "Option") to purchase, under certain circumstances described in that certain Stock Option Agreement, dated as of May 23, 2001, by and between SDRC and EDS (the "Option Agreement"), up to that number of Shares that equals 10% of the issued and outstanding SDRC Common Stock on the day of issuance, subject to adjustment as provided therein, at a purchase price per Share equal to $25.00, subject to adjustment as provided therein (the "Purchase Price"). Based on the number of Shares outstanding on May 23, 2001, as represented by SDRC in the Merger Agreement, the Option would be exercisable for 3,593,066 Shares, or approximately 9.1% of the Shares on a fully-diluted basis after giving effect to the exercise of the Option. EDS did not pay additional consideration to SDRC in connection with SDRC granting the Option.

          None of the Triggering Events (defined in Item 4 below) permitting the exercise of the Option has occurred as of the date hereof. In the event that the Option becomes exercisable and EDS wishes to purchase the Shares subject thereto, EDS anticipates that it would fund the exercise price with working capital. See also Item 4 below.

          As a further inducement for EDS to enter into the Merger Agreement and in consideration thereof, each of William Weyand, Glenn Wienkoop, William Gascoigne, John A. Mongelluzo, Jeffery Vorholt, Deborah Davis, William Carreli, Cynthia White, Ron Schmitz, James Rusk, Max Utter, Hans-Kurt Luebberstedt, Thomas Eberle, Douglas Campbell, Terry Van Meter, Sanford Kaiser, Gregory Myers, Steven Walker, Mike White, Mitchell G. Tyson, Gilbert R. Whitaker, Jr., William P. Conlin, Maurice F. Holmes, Bannus B. Hudson and Arthur B. Sims (collectively, the "Shareholders), entered into a Voting Agreement with EDS and Merger Sub (the "Voting Agreement"), dated as of May 23, 2001, whereby each Shareholder agreed to vote an aggregate of 1,309,615 Shares, including 1,140,284 Shares that such persons have the right to acquire within 60 days through the exercise of stock options, in favor of approval and adoption of the Merger and Merger Agreement. EDS did not pay additional consideration to any Shareholder in connection with the execution and delivery of the Voting Agreement.

          References to, and descriptions of, the Merger Agreement, the Option Agreement, and the Voting Agreement, as set forth above in this Item 3, are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement, and the Voting Agreement, included as Exhibits 1, 2, and 3, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4.   PURPOSE OF THE TRANSACTION

          (a)-(j) The information set forth, or incorporated by reference, in
          Item 3 is hereby incorporated herein by reference.

          Pursuant to the Option Agreement, SDRC has granted EDS the Option. Upon the terms and subject to the conditions set forth in the Option Agreement, EDS may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of certain events (each, a "Triggering Event"). The Option will expire on the day that is the earlier of: (1) the effective date of the Merger, (2) the termination of the Merger Agreement on a basis that does not cause the occurrence of a Triggering Event, or (3) the

CUSIP NO. 863555108                SCHEDULE 13D                    Page 6 of 12

          date that is nine months following the termination of the Merger Agreement on a basis constituting a Triggering Event.

          In general, a Triggering Event may be deemed to have occurred if the Merger Agreement is terminated under any of the following circumstances:

          (1) by EDS if the Merger has not been consummated by November 30, 2001, SDRC did not obtain the requisite stockholder vote or SDRC has materially breached the Merger Agreement, and the breach has not been cured, and SDRC has received a Superior Company Proposal that has not been withdrawn;

          (2) by EDS if SDRC's board of directors has (i) withdrawn or modified its recommendation that SDRC's shareholders approve the Merger or (ii) has recommended or failed to recommend against any Company Takeover Proposal, (iii) exempted any acquisition of shares of SDRC Common Stock from Ohio's interested shareholder statute or from SDRC's outstanding rights plan;

          (3) by EDS if (i) SDRC enters into an agreement with respect to a Company Takeover Proposal or (ii) SDRC does not timely mail a proxy statement relating to the Merger to its shareholders or hold a special meeting; and

          (4) by SDRC, if its board of directors has determined that a Company Takeover Proposal from a party other than EDS is a Superior Company Proposal and EDS does not match the Superior Company Proposal.

          The term "Superior Company Proposal" means any bona fide written Company Takeover Proposal made by a third party or parties (other than by EDS, Merger Sub or any of their affiliates) to acquire directly or indirectly all of SDRC's equity securities or substantially all of SDRC's assets, which SDRC's board of directors determines in good faith (after consultation with an independent financial advisor and outside counsel), taking into account all legal, financial, regulatory and other aspects of the proposal that SDRC's board of directors determines in good faith to be relevant and the person making such proposal, would, if consummated, be more favorable, from a financial point of view, to SDRC's shareholders than the transactions set forth in the Merger Agreement the proposal is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal.

          The term "Company Takeover Proposal" means any inquiry, proposal or offer (other than by EDS, Merger Sub or any of their affiliates) for a merger, consolidation, share exchange, dissolution, recapitalization, liquidation or other business combination involving SDRC, the acquisition by any person of a number of shares of SDRC's equity securities equal to or greater than 20% of the number SDRC's outstanding shares or the acquisition by any person of assets that generate or constitute 20% or more of SDRC's, or SDRC's subsidiaries', net revenues, net income or assets on a consolidated basis.

          Upon the occurrence of a Triggering Event, SDRC is required to make certain payments to EDS upon the surrender of all or a portion of the Option to SDRC. In addition, the Option grants certain registration rights to EDS with respect to the Shares subject to the Option.

          Pursuant to the Voting Agreement, each of the Shareholders has agreed to vote an aggregate of 1,309,615 Shares, including 1,140,284 Shares that such holders have the right to acquire within 60 days through the exercise of stock options, in favor of the approval and adoption of the Merger and the Merger Agreement. The Voting Agreement terminates upon the earlier to occur of (1) completion of the Merger or (2) termination of the Merger Agreement. The number of outstanding shares of SDRC Common Stock held

CUSIP NO. 863555108                SCHEDULE 13D                    Page 7 of 12

          by each Shareholder is set forth on Schedule A of the Voting Agreement, respectively, which numbers are incorporated herein by reference.

          The purpose of the Option and the Voting Agreement is to facilitate consummation of the Merger.

          Upon consummation of the Merger as contemplated by the Merger Agreement (1) Merger Sub will be merged with and into SDRC; (2) the Board of Directors of SDRC will be replaced by the Board of Directors of Merger Sub; (3) the officers of SDRC will remain the officers of the surviving corporation; (4) the Articles of Incorporation and Regulations of SDRC will be replaced by the Certificate of Incorporation and Regulations of Merger Sub; (5) the Shares will cease to be authorized for listing on the Nasdaq National Market; and (6) the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

          References to, and descriptions of, the Merger Agreement, the Option, and the Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option, and the Voting Agreement included as Exhibits 1, 2, and 3, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)-(b) The number of Shares owned as of the date hereof by EDS is zero, and the number of Shares covered by the Option is 3,593,066. In the aggregate, these Shares constitute, based on the number of Shares outstanding on May 23, 2001, as represented by SDRC in the Merger Agreement, (1) 0.0% of SDRC Common Stock without taking into consideration the exercise of the Option or (2) approximately 9.1% of SDRC Common Stock that would be outstanding after giving effect to the exercise in full of the Option.

          Prior to the exercise of the Option, EDS (1) is not entitled to any rights as a shareholder of SDRC as to the Shares covered by the Option and (2) disclaims any beneficial ownership of the shares of SDRC Common Stock that are purchasable by EDS upon exercise of the Option because the Option is exercisable only in the limited circumstances referred to in Item 4 above, none of which has occurred as of the date hereof. If the Option was exercised, EDS would have the sole right to vote and to dispose of the shares of SDRC Common Stock issued as a result of such exercise, subject to the terms and conditions of the Merger Agreement. See the information in Items 3 and 4 above with respect to the Option, which information is incorporated herein by reference.

          The number of Shares covered by the Voting Agreement is 1,309,615 Shares, including 1,140,284 Shares that the persons executing the Voting Agreement have the right to acquire within 60 days through the exercise of stock options, which constitutes approximately 3.6% of SDRC Common Stock, based on the number of Shares outstanding on May 23, 2001, as represented by SDRC in the Merger Agreement. By virtue of the Voting Agreement, EDS may be deemed to share with the respective Shareholders the power to vote Shares subject to the Voting Agreement. However, EDS (1) is not entitled to any rights as a shareholder of SDRC as to the Shares covered by the Voting Agreement and (2) disclaims any

CUSIP NO. 863555108                SCHEDULE 13D                    Page 8 of 12

          beneficial ownership of the shares of SDRC Common Stock that are covered by the Voting Agreement. See the information in Items 2 and 3 with respect to the Shareholders and the information in Items 3 and 4 with respect to the Voting Agreement, which information is incorporated herein by reference.

          (c) Other than as set forth in this Item 5 (a)-(b), to the best of EDS's knowledge as of the date hereof (1) neither EDS nor any subsidiary or affiliate of EDS nor any of EDS' directors or executive officers, beneficially owns any shares of SDRC Common Stock and (2) there have been no transactions in the shares of SDRC Common Stock effected during the past 60 days by EDS, nor to the best of EDS's knowledge, by any subsidiary or affiliate of EDS or any of EDS's directors or executive officers.

          (d) No other person is known by EDS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, SDRC Common Stock obtainable by EDS upon exercise of the Option.

          (e) Not applicable.

          Reference to, and descriptions of, the Merger Agreement, the Option Agreement, and the Voting Agreement as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement, and the Voting Agreement, respectively, included as Exhibits 1, 2, and 3, respectively, to this
          Schedule 13D and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Merger Agreement, the Option Agreement, and the Voting Agreement are included as Exhibits 1, 2, and 3, respectively, to this Schedule 13D. To the best of EDS's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of SDRC.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1 - Agreement and Plan of Merger dated as of May 23, 2001 by and among Electronic Data Systems Corporation, Emerald Acquisition Corporation I and Structural Dynamics Research Corporation.

          Exhibit 2 - Stock Option Agreement dated as of May 23, 2001 by and between Electronic Data Systems Corporation and Structural Dynamics Research Corporation.

          Exhibit 3 - Voting Agreement dated as of May 23, 2001 by and among Electronic Data Systems Corporation and each of William Weyand, Glenn Wienkoop, William Gascoigne, John A. Mongelluzo, Jeffery Vorholt, Deborah Davis, William Carreli, Cynthia White, Ron Schmitz, James Rusk, Max Utter, Hans-Kurt Luebberstedt, Thomas Eberle, Douglas Campbell, Terry Van Meter, Sanford Kaiser, Gregory Myers, Steven

CUSIP NO. 863555108                SCHEDULE 13D                    Page 9 of 12

          Walker, Mike White, Mitchell G. Tyson, Gilbert R. Whitaker, Jr., William P. Conlin, Maurice F. Holmes, Bannus B. Hudson and Arthur B. Sims.

CUSIP NO. 863555108                SCHEDULE 13D                   Page 10 of 12


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2001


                                    /s/ D. Gilbert Friedlander
                                    ------------------------------
                                    D. Gilbert Friedlander
                                    Senior Vice President,
                                    General Counsel and Secretary

CUSIP NO. 863555108                SCHEDULE 13D                   Page 11 of 12

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                     OF ELECTRONIC DATA SYSTEMS CORPORATION


     The name and present principal occupation of each director and executive officer of Electronic Data Systems Corporation ("EDS") are set forth below. The business address for each person listed below, unless otherwise indicated, is Electronic Data Systems Corporation, 5400 Legacy Drive, Plano, Texas 75024. To EDS' knowledge, all executive officers and directors listed on this Schedule I
                                                                    ----------
are United States citizens.

Name                                           Title/Present Principal Occupation
------------------------------  ----------------------------------------------------------------
Richard H. Brown                Chief Executive Officer and Chairman of the Board of Directors
                                of EDS.

William M. Daley                Director.  Vice Chairman and Senior Managing Director of
                                Evercore Partners, Inc.  Mr. Daley's address is 65 East 55th
                                Street, 33rd Floor, New York, New York 10022.

Roger A. Enrico                 Director.  Chief Executive Officer and Chairman of the Board of
                                PepsiCo Inc.  Mr. Enrico's business address is 700 Anderson
                                Hill Rd., Purchase, New York, 10577.

C. Robert Kidder                Director.  Chairman and Chief Executive Officer of Borden, Inc.
                                Mr. Kidder's business address is 180 East Broad Street,
                                Columbus, Ohio, 43215

James A. Baker, III             Director.  Senior Partner of Baker Botts LLP and a Senior
                                Counselor of The Carlyle Group, a merchant banking firm.
                                Secretary Baker's business address is One Shell Plaza, 910
                                Louisiana Street, Houston, Texas 77002-4995.

Judith Rodin                    Director.  President of the University of Pennsylvania, as well as a professor of psychology and of medicine and psychiatry at the university.  Dr. Rodin's business address is 100 College
                                Hall, Philadelphia, Pennsylvania, 19104.

William H. Gray, III            Director.  President and Chief Executive Officer of The College
                                Fund/UNCF. Mr. Gray's business address is 8260 Willow Oaks
                                Corporate Drive, Fairfax, Virginia, 22031.

Ray J. Groves                   Director.  Chairman of Legg Mason Merchant Banking, Inc. Mr.
                                Groves' business address is 787 Seventh Ave., 26th  Floor, New
                                York, New York, 10019.

Jeffrey M. Heller               Director and Vice Chairman. Mr. Heller oversees operation of
                                EDS' six global industry groups and its corporate support
                                functions. Mr. Heller's business address is 5400 Legacy Drive,

CUSIP NO. 863555108                SCHEDULE 13D                   Page 12 of 12


Name                                           Title/Present Principal Occupation
------------------------------  ----------------------------------------------------------------
                                H2-7W-20, Plano, Texas, 75024.

Ray L. Hunt                     Director.  Chairman of the Board, President and Chief Executive
                                Officer of Hunt Consolidated Inc. and Chairman of the Board and
                                Chief Executive Officer of Hunt Oil Company. Mr. Hunt's
                                business address is 1445 Ross Ave., 20th Floor, Dallas, Texas,
                                75202

Paul J. Chiapparone             Executive Vice President - Operations of EDS.

James E. Daley                  Executive Vice President and Chief Financial Officer of EDS.

Douglas L. Frederick            President of EDS' Information Solutions line of business.

John McCain                     President of EDS' E.solutions line of business.

Kim McMann                      President of EDS' Business Process Management line of business.

Dietmar Ostermann               Chief Executive Officer of A.T. Kearney.

Troy W. Todd                    Executive Vice President - Leadership and Change Management of
                                EDS, with responsibility for EDS.